Exhibit 99.1

Luckin Coffee Receives Delisting Notice from Nasdaq and Plans to Request Hearing

BEIJING, May 19, 2020 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (the “Company”) (NASDAQ: LK) today announced that on May 15, 2020, it received a written notice (the “Notice”) from the Listing Qualifications Staff (the “Listing Qualifications Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Listing Qualifications Staff has determined to delist the Company’s securities from Nasdaq. The Listing Qualifications Staff cited two bases for the delisting determination: (i) public interest concerns as raised by the fabricated transactions disclosed by the Company in a Form 6-K on April 2, 2020, pursuant to Nasdaq Listing Rule 5101; and (ii) the Company’s past failure to publicly disclose material information, citing a business model through which the previously disclosed fabricated transactions were executed, pursuant to Nasdaq Listing Rule 5250.

The Company plans to timely request a hearing (the “Hearing”) before a Nasdaq Hearings Panel (the “Panel”). The Company will remain listed on Nasdaq, pending the outcome of the Hearing. There can be no assurance that the Panel will grant the Company’s request for continued listing. According to the Notice, the Hearing will typically be scheduled to occur approximately 30 to 45 days after the date of the hearing request.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee Inc.

Luckin Coffee Inc. (NASDAQ: LK) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449